News Releasee Communiqué de Pressee

Exhibit 99.5
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TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total to Build Two New Units at the Lindsey Oil Refinery
in the United Kingdom
Paris, July 4, 2007 - Total announced today that it has begun construction of two new units at the Lindsey Oil Refinery, near Immingham, in the United Kingdom:
•	a hydrodesulphurization (HDS) unit with a capacity of 1 million metric tonnes per year;

•	a hydrogen production unit (SMR — Steam Methane Reformer) necessary for the desulphurization process.
Representing an investment of around €300 million, the project will at peak employ 600 people at the refinery. Commissioning is scheduled for 2009.
The units will increase Total’s production of ultra low sulphur diesel, for which demand is growing steadily, and will substantially increase the refinery’s capacity to process less expensive sour crudes.
Following on from the commissioning of the distillate hydrocracker at the Le Havre refinery in France in 2006, this latest project further confirms Total’s assertive strategy of upgrading its refining base.
With a capacity of 10 million metric tonnes, the Lindsey Oil Refinery is Total’s main refinery in the United Kingdom, where the Group is also a leading oil and gas producer. With a network of 900 service stations, its subsidiary Total UK is also a front-ranking petroleum product marketer.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com